[Bryan Cave LLP Letterhead]

October 16, 2014

VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7010
Attention:	Tom Kluck
Erin E. Martin
Howard Efron
Kevin Woody

Re:	GreenHaven Coal Fund
Registration Statement on Form S-1
Filed October 16, 2014
File No. 333-182301 -- RESPONSE TO COMMENT LETTER NO. 5

Ladies and Gentlemen:

On behalf of GreenHaven Coal Fund (the “Fund”) and GreenHaven Coal Services, LLC (the “Sponsor”), we set forth below the Fund’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter dated October 3, 2014, from Mr. Tom Kluck, Legal Branch Chief (the “Comment Letter”), with respect to the Fund’s Registration Statement on Form S-1, File No. 333-182301, initially filed on June 22, 102 and as most recently amended by Amendment No. 4 to Registration Statement on Form S-1 filed September 5, 2014 (as amended to date, the “Form S-1”).

On the date hereof, the Fund is filing a pre-effective fifth amendment to Form S-1 (“Amendment No. 5”) incorporating the revisions described herein.  For your convenience, each response follows the sequentially numbered comment copied from the Comment Letter.

General

1.	Please provide us with a copy of the fact sheet that you intend to use.

Response:  The Fund will provide you with a copy of the form of fact sheet that it intends to use under separate cover.

Prospectus Summary, page 1

Investment Risks, page 6

2.
We note that your shareholders will receive a Schedule K-1 which reports their allocable portion of tax items. Please include risk factor disclosure in the summary of the prospectus and in the risk factor section on issues investors may face because of this tax treatment. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of tax experts.

Securities and Exchange Commission
October 16, 2014

Response:  The Fund included the following disclosure under “PROSPECTUS SUMMARY – The Offering – Investment Risks” on page 6 of the Amendment No. 5:

“Investors in the Fund will receive a Schedule K-1 which reports their allocable portion of tax items. Schedule K-1’s are complex and, especially for individual investors, usually involve the engagement of tax experts. The Fund uses certain conventions and makes certain assumptions when preparing the Schedule K-1’s which if not accepted by the IRS could result in income, gain, loss and deduction being adjusted or reallocated in a manner that adversely affects one or more Shareholders.”

In addition, the Fund included the following risk factor under “RISK FACTORS – Risks Associated with an Investment in the Shares” on page 16 of the Amendment No. 5:

“Investors in the Fund will receive a Schedule K-1 document which reports their allocable portion of tax items. A Schedule K-1 is usually complex and may require individuals to engage a tax expert.

Calculating the estimated U.S. federal and state taxes for a publicly traded partnership such as the Fund is a complicated process. To the extent the Fund’s assumptions and conventions used in preparing Shareholders’ tax liability and Schedule K-1’s are not in compliance or not accepted by the IRS, it is possible that the IRS will successfully assert that the conventions and assumptions used by the Fund do not satisfy the requirements of the Code and/or Treasury Regulations and could require that items of income, gain, loss and deduction be adjusted or reallocated in a manner that adversely affects one or more Shareholders. In addition, the complexity of a Schedule K-1 may require an investor, particularly an individual investor, to have to engage with a tax expert which may result in such investor incurring additional expenses related to the preparation of individual tax returns.”

3.
We note your risk factor on page 14 regarding the risks associated with contango and your statement on page 21 that the Rotterdam Coal Futures market has generally been in a state of contango. Please revise your summary to discuss contango and the possible effects upon the Fund.

Response:  The Fund revised the applicable risk factor under “RISK FACTORS – Risks Associated with an Investment in the Shares” on page 14 of the Amendment No. 5 to read as follows:

“An absence of “backwardation” or the presence of “contango” in the prices of Coal Futures may decrease the value of the Shares.

As the Fund’s Coal Futures near expiration, they will be replaced by contracts that have a later expiration. For example, a contract purchased and held in November 2014 may specify a January 2015 expiration. As that contract nears expiration, it may be replaced by selling the January 2015 contract and purchasing the contract expiring in April 2015. This process is referred to as “rolling.” Backwardation exists when the price for commodity contracts with shorter-term expirations are higher than the price for contracts with longer-term expirations. In these circumstances, absent other factors, the sale of the January 2015 contract would be consummated at a price that is higher than the price at which the April 2015 contract is purchased. Once the Fund purchased the April 2015 contract and assuming no other changes to the prevailing spot coal price nor the price relationship between the spot coal price and futures contracts, hypothetically the value of the April 2015 contract would increase over time, thereby creating a gain for the Fund.

Securities and Exchange Commission
October 16, 2014

Conversely, contango exists when the price for commodity contracts with longer-term expirations are higher than the price for contracts with shorter-term expirations. In these circumstances, absent other factors, the sale of the January 2015 contract would be consummated at a price that is lower than the price at which the April 2015 contract is purchased. Once the Fund purchased the April 2015 contract and assuming no other changes to the prevailing spot coal price nor the price relationship between the spot coal price and the corresponding futures contracts, hypothetically the value of the April 2015 contract would increase over time, thereby creating a loss for the Fund.

Coal Futures have historically been in a state of contango. If such a state of contango continues to persist, an investor in the Fund may experience a decrease in their return relative to spot coal prices. In addition, contango may cause a decrease in the value of the Shares in the Fund over time.

Risk Factors, page 8

4.	Please include a risk factor that discloses that futures-based investing is complex and risky and an investment in the Fund should be monitored consistently by investors.

Response:  The Fund included the following risk factor under “RISK FACTORS – Risks Associated with an Investment in the Shares” on page 14 of the Amendment No. 5:

“Futures-based investing is complex and risky and an investment in the Fund should be monitored consistently by investors.

Futures contracts have a high degree of price variability and are subject to occasional rapid and substantial changes. Consequently, an investor could lose all of its investment in the Fund. Investing in futures-based investment products can be complex and risky and as such an investment in the Fund should be monitored consistently by investors.”

Litigation, page 33

5.
We note your statement that there has been no material administrative, civil or criminal action against the Sponsor or its principals within the preceding five years. Please note that Item 401(f) of Regulation S-K requires that such information be provided for a period of ten years and revise accordingly.

Response:  The Fund revised the disclosure under “THE SPONSOR – Litigation” on page 33 of the Amendment No. 5 to describe legal action against the Sponsor and its principals within the preceding ten years.

Securities and Exchange Commission
October 16, 2014

Plan of Distribution, page 69

6.	Please identify your Initial Authorized Participant as a statutory underwriter.

Response:  The Fund revised the disclosure under “PLAN OF DISTRIBUTION – Authorized Participants” in part, to read as follows:

“For example, the initial Authorized Participant will be a statutory underwriter with respect to its purchase of Initial Baskets; and, further, a broker-dealer firm or its client could be deemed a statutory underwriter if it purchases a Basket from the Fund, breaks the Basket down into the constituent Shares and sells the Shares directly to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares.”

Thank you for your consideration of our responses to your comments.  We would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers

Terrence A. Childers

cc:	Mr. Cooper Anderson, GreenHaven Coal Services, LLC
Mr. Eliot Robinson, Bryan Cave LLP